SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of December, 2004

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosure: Director Shareholding



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Prudential plc



2. Name of director

Philip A J Broadley, Robert Rowley,



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Directors named above & spouse where applicable



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Philip A J Broadley & Gillian E Broadley - in own name

Robert Rowley



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

See point 7



6. Please state the nature of the transaction. For PEP/ISA transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Scrip Dividend Offer on ordinary shares of Prudential plc as detailed in the Circular dated 30 October 2004 - see point 7





7. Number of shares / amount of stock acquired

Philip A J Broadley

21 ordinary shares (20 shares in the name of the Director and 1 in the name of his spouse)

Robert Rowley 50 ordinary shares


8. Percentage of issued class

Philip A J Broadley Less than 0.0000009%

Robert Rowley Less than 0.000003%




9. Number of shares/amount of stock disposed

N/A



10. Percentage of issued class

N/A



11. Class of security

Prudential ordinary shares of 5p each



12. Price per share

308p



13. Date of transaction

8 December 2004



14. Date company informed

8 December 2004



15. Total holding following this notification

Philip A J Broadley (443,770 ordinary shares)

Robert Rowley (40,298 ordinary shares)



16. Total percentage holding of issued class following this notification

Philip A J Broadley Less than 0.02%

Robert Rowley Less than 0.002%


If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A



18. Period during which or date on which exercisable

N/A



19. Total amount paid (if any) for grant of the option

N/A



20. Description of shares or debentures involved: class, number

N/A



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A



22. Total number of shares or debentures over which options held following this notification

N/A



23. Any additional information


24. Name of contact and telephone number for queries

Jennie Webb, 020 7548 2027



25. Name and signature of authorised company official responsible for making this notification

Robert Walker, Deputy Group Secretary, 020 7548 3848



Date of Notification

8 December 2004



END



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  8 December, 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  John Price

                                              John Price
                                              Deputy Group Secretary